

June 3, 2014

Via E-mail
Mr. Michael J. Knesek
Senior Vice President, Controller and
    Principal Accounting Officer
Enterprise Products Partners L.P.
1100 Louisiana Street, 10th Floor
Houston, TX 77002

> **Re: Enterprise Products Partners L.P.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 1-14323**

Dear Mr. Knesek:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66

1. We note your disclosure on page 54 that you are required to distribute all available cash on a quarterly basis. Please disclose how you define available cash.

Capital Spending, page 94

2. We note your disclosures of spending for growth capital projects and sustaining capital projects. Please expand your disclosure to provide management's insight into any trends or significant fluctuations for each type of capital expenditure. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

3. Please disclose whether you incurred any capital expenditures that had an element of both sustaining capital expenditures and growth capital expenditures, such as expenditures that both maintained operating capacity and increased operating income or cash flow. If so, please revise your disclosure to quantify the portion allocated to growth capital expenditures for each of the periods presented. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 4. Revenue Recognition, page F-15

4. We note that your natural gas processing business includes percent-of-proceeds contracts where you share in the proceeds generated from the sale of mixed NGLs you extract on the producer's behalf. Please tell us if you present revenues from these contracts on a gross or net basis and how you determined such presentation was appropriate.

Note 6. Derivative Instruments, Hedging Activities and Fair Value Measurements, page F-21

5. We note your disclosure on page F-22 that you are amortizing gains on terminated fair value hedges "over the forecasted hedge period." Please clarify why you do not amortize these gains over the remaining life of the debt.

Note 17. Commitments and Contingencies, page F-62

Litigation, page F-62

6. We note your disclosures on page 35 of your first quarter fiscal 2014 Form 10-Q and in your Form 8-K filed on March 6, 2014 regarding litigation with Energy Transfer Partners L.P. over a proposed pipeline project that was cancelled in August 2011. We further note that a Dallas jury awarded Energy Transfer Partners L.P. $319.4 million in actual damages. Please tell us why this contingency was not disclosed pursuant to ASC 450-20-50-3. In doing so, tell us, if true, why you believed there was not a reasonable possibility that a loss may have been incurred.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief